James Stevens 404.885.3721 telephone 404.885.3900 facsimile james.stevens@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

July 1, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti, Legal Branch Chief

Re:	United Community Banks, Inc. Registration Statement on Form S-4 Filed June 15, 2015 File No. 333-204977

Dear Era:

On behalf of our client, United Community Banks, Inc. (the “Company,” “we,” “us” or “our”), we have set forth herein the Company’s response to the comments contained in the comment letter, dated June 29, 2015 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), with respect to the Registration Statement on Form S-4 filed by the Company on June 15, 2015 (File No. 333-204977) (the “Registration Statement”).

For your convenience, we have set forth the comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraph in this letter corresponds to the numbered paragraph of the Comment Letter.

Prospectus Cover Page

1.	We note your disclosure on page 49 stating that if the stock price falls below a certain floor, United, subject to certain conditions, would have the option of increasing the consideration payable to Palmetto shareholders “by increasing the exchange ratio…or by paying them cash merger consideration…” [emphasis added]. Please revise your disclosure at the end of the third paragraph to state that the completion of the merger is subject to a floor price which, if reached prior to completion of the merger, could result in more United shares being issued or the merger being terminated. In addition, please provide a representative value of the

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Era Anagnosti

United States Securities and Exchange Commission

July 1, 2015

aggregate merger consideration as of the most recently practicable date. At the end of the fifth paragraph, disclose a recent price quote for the UCBI common stock.

Response

The Company intends to file an amendment to the Registration Statement which will (i) state that the completion of the merger is subject to a price floor which, if reached prior to completion of the merger, could result in more United shares being issued or the merger being terminated, (ii) provide a representative value of the aggregate merger consideration as of the most recently practicable date, and (iii) disclose a recent price quote for the UCBI common stock. A copy of the proposed disclosure is attached as Exhibit A.

Material U.S. Federal Income Tax Consequences and Opinion of Tax Counsel, page 67

Consequences to Shareholders, page 68

2.	Please remove the inappropriate assumption in the first paragraph of your disclosure since it “assumes away” the very issue that counsel must opine upon.

Response

The Company intends to file an amendment to the Registration Statement which will remove the assumption in the first paragraph of the Company’s disclosure. A copy of the proposed disclosure is attached as Exhibit B.

Exhibit 8.2 – Opinion and Consent of Nelson Mullins Riley & Scarborough, L.L.P. as to the federal income tax consequences of the merger to United and Palmetto

3.	Please have counsel revise the fifth paragraph of its opinion to opine that the merger will qualify as a reorganization under the Internal Revenue Code. In the alternative, to the extent that counsel elects to provide a short form opinion, the opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and the disclosure must clearly identify and articulate the opinion being rendered. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

Response

Legal counsel has revised the fifth paragraph of its opinion to opine that the merger will qualify as a reorganization under the Internal Revenue Code. A copy of the proposed disclosure is attached as Exhibit C.

Era Anagnosti

United States Securities and Exchange Commission

July 1, 2015

In preparing our response to the Staff’s comments, the Company acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions about the Registration Statement or this response to the Comment Letter. I can be reached at (404) 885-3721.

Thank you for your prompt attention to this matter.

Sincerely,

/s/ James Stevens

James Stevens

cc:	Jimmy C. Tallent

Exhibit A

The information in this document is not complete and may be changed. We may not sell the securities offered by this document until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 15, 2015

PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

These materials are a proxy statement of Palmetto Bancshares, Inc. (“Palmetto”) and a prospectus of United Community Banks, Inc. (“United”). They are furnished to you in connection with the notice of special meeting of Palmetto shareholders to be held on [•], 2015. At the special meeting of Palmetto shareholders, you will be asked to vote on the merger of Palmetto with and into United described in more detail herein and to approve, on a non-binding advisory basis, the compensation that certain executive officers of Palmetto will receive in connection with the merger pursuant to existing agreements or arrangements with Palmetto.

As of [•], 2015, the record date for the Palmetto shareholders meeting, there were [•] shares of common stock outstanding and entitled to vote at that meeting. Approval of the merger agreement requires the affirmative vote of two-thirds of the outstanding shares of Palmetto common stock. Approval of the merger-related compensation proposal requires that the number of votes cast at the special meeting, in person or by proxy, in favor of the proposal exceeds the number of votes cast against the proposal. You will also be asked to vote on a proposal to adjourn or postpone the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement, which proposal will be approved if the number of votes cast at the special meeting, in person or by proxy, in favor of the proposal exceeds the number of votes cast against the proposal.

Subject to the election and adjustment procedures described in this document, in connection with the merger if approved and consummated, holders of Palmetto common stock will be entitled to receive, in exchange for each share of Palmetto common stock, consideration equal to either (i) 0.97 shares of United common stock, or (ii) $19.25 in cash, without interest; provided, that the total merger consideration shall be prorated as necessary to ensure that 30% of the total outstanding shares of Palmetto common stock will be exchanged for cash and 70% of the total outstanding shares of Palmetto common stock will be exchanged for shares of United common stock. The completion of the merger is subject to a price floor which, if reached prior to the completion of the merger, could result in more United shares being issued or the merger being terminated. As of July [•], 20151, the most recently practicable date prior to the filing of this document, the aggregate merger consideration is approximately $[•] million.

As a result, a maximum of 8,868,775 shares of United common stock will be issued to Palmetto shareholders if the merger is approved and consummated and there is no adjustment to the stock consideration paid by United. This document is a United prospectus with respect to the offering and issuance of such 8,868,775 shares of United common stock.

United’s common stock trades on the NASDAQ Global Select Market under the ticker symbol

1 Note: This disclosure will be revised to be as of the day before the filing of the amendment to the registration statement.

“UCBI”. The closing price of United common stock on July [•], 20152 was $[•] per share.

The accompanying materials contain information regarding the proposed merger and the companies participating in the merger, and the Agreement and Plan of Merger pursuant to which the merger will be consummated if approved. We encourage you to read the entire document carefully, including “Risk Factors” section beginning on page 17, for a discussion of the risks related to the proposed merger.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of these materials. Any representation to the contrary is a criminal offense. Shares of common stock of United are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of these materials is [•], 2015, and they are expected to be first mailed to shareholders on or about [•], 2015.

2 Note: This disclosure will be revised to be as of the day before the filing of the amendment to the registration statement.

Exhibit B

companies; mutual funds; tax-exempt organizations; S corporations or other pass-through entities (or investors in such entities); regulated investment companies; real estate investment trusts; dealers in securities or currencies; persons subject to the alternative minimum tax provisions of the Code; former citizens or residents of the United States; persons whose functional currency is not the U.S. dollar; traders in securities that elect to use a mark-to-market method of accounting; persons who own more than 5% of the outstanding common stock of Palmetto; persons who hold Palmetto common stock as part of a straddle, hedge, constructive sale or conversion transaction; and U.S. holders who acquired their shares of Palmetto common stock through the exercise of an employee stock option or otherwise as compensation.

For purposes of this section, the term “U.S. holder” means a beneficial owner of Palmetto common stock that for United States federal income tax purposes is: a citizen or resident of the United States; a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate that is subject to U.S. federal income tax on its income regardless of its source; or a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds Palmetto common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

Holders of Palmetto common stock are urged to consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of any changes in those laws.

The Merger

The merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. Consummation of the merger is conditioned upon each of United and Palmetto receiving a written tax opinion, dated the closing date of the merger, from their respective outside legal counsels to the effect that, based upon facts, representations and assumptions set forth in such opinions, (i) the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) United and Palmetto will each be a party to that reorganization within the meaning of Section 368(b) of the Code. An opinion of counsel represents the counsel’s best legal judgment and is not binding on the IRS or any court, and as a result, there can be no assurance that the IRS will not asset, or that a court would not sustain, a position contrary to any such opinion. In addition, if any of the representations or assumptions upon which these opinions is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Accordingly, each Palmetto shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Consequences to United and Palmetto

Each of United and Palmetto will be a party to the merger within the meaning of Section 368(b) of the Code, and neither United nor Palmetto will recognize any gain or loss as a result of the merger.

Consequences to Shareholders

~~Assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the~~ The federal income tax consequences of the merger to a Palmetto shareholder generally will depend on whether the Palmetto shareholder exchanges its Palmetto common stock for cash, United common stock or a combination of cash and United common stock.

Exchange Solely for Cash. In general, if pursuant to the merger a U.S. holder exchanges all of its shares of Palmetto common stock solely for cash, that shareholder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Palmetto common stock surrendered. Such gain or loss must be calculated separately for each identifiable block of

Exhibit C

Palmetto Bancshares, Inc.

In rendering such opinion, we have assumed, with your permission, that (i) the Merger will be effected in accordance with the provisions of the Merger Agreement, (ii) the statements concerning the Merger set forth in the Merger Agreement and the Registration Statement are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, (iii) the representations made by Parent and PLMT in their respective Representation Letters are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, (iv) any representations made in the Merger Agreement or the Representation Letters “to the knowledge of”, or based on the belief of Parent and PLMT or similarly qualified are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, in each case without such qualification, and (v) the Merger will be reported by Parent and PLMT on their respective federal income tax returns in a manner consistent with the opinion set forth herein. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement.

Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, Internal Revenue Service pronouncements and judicial decisions, all as in effect on the date hereof. These authorities are subject to change and any such change may be applied retroactively, and we can provide no assurance as to the effect that any change may have on the opinion that we have expressed below. An opinion of counsel is not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or a court would not take a contrary position with respect to the conclusion set forth below.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion (i) that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) that the discussion set forth in the Registration Statement under the heading “MATERIAL FEDERAL INCOME TAX CONSEQUENCES,” to the extent that such discussion relates to matters of United States federal income tax law, is accurate in all material respects.

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences of the Merger under any state, local or foreign law, or with respect to other areas of United States federal taxation. We do not express any opinion herein concerning any law other than the federal income tax law of the United States.

This opinion has been prepared for PLMT in connection with the Registration Statement. The use of this opinion is limited to PLMT and its stockholders. It may not be relied upon in any manner or for any purpose by any other person or entity without our prior written consent. We hereby consent to the filing of this opinion as Exhibit 8.2 to the Registration Statement and to the references to our firm name therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.